United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                     International Internet, Inc.
                         (Name of Issuer)

                          Caprock Corporation
                        (Former Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                 None
                            (CUSIP Number)

                            December 3, 1999
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     / x /     Rule 13d-1(c)
     /    /    Rule 13d-1(d)

1.        Names of Reporting Persons:             TPG Capital Corporation
                                                  James M. Cassidy

          James M. Cassidy is the controlling shareholder and director of TPG Capital Corporation.

2.        Check the appropriate box if a member of a group:        (a) /x/
                                                                   (b)

3.        SEC use only

4.        Citizenship or place of organization

          James M. Cassidy              Natural person, citizen of the
                                        United States
          TPG Capital Corporation       Delaware corporation


5 -8.                      Sole      Shared       Sole           Shared
                           Voting    Voting       Dispositive    Dispositive
                           Power     Power        Power          Power

TPG Capital Corporation    500,000                500,000
James M. Cassidy           500,000                500,000

9&11. Aggregate amount beneficially owned by each reporting person and percent of class.

                              Aggregate amount
                              Beneficially        Percent
                              Owned               of Class

TPG Capital Corporation       0                   0%   (1)
James M. Cassidy              500,000             Less than 1%

     (1) James M. Cassidy is the controlling shareholder and director of TPG Capital Corporation and may be deemed to be the beneficial owner of the common stock held by it.

10.       Check box if aggregate amount in #9
          excludes certain shares.                           Not applicable.

12.       Type of reporting Person

              TPG Capital Corporation       CO
              James M. Cassidy              IN


----------------------------------------------------------------------
                             Schedule 13G              Part 2, page 1


Item 1(a)      Name of Issuer:             International Internet, Inc.
                                           formerly Caprock Corporation

     (b)       Address of Issuer's Principal Executive Offices:

                                          6413 Congress Avenue
                                          Suite 230
                                          Boca Raton, Florida 33487

Item 2(a)      Name of Person Filing:               James M. Cassidy

     (b)       Address of Principal Business or,
               if none, Residence:                  1506 R Street, N.W.
                                                    Washington DC 20009

     (c)       Citizenship:                         United States

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to
               Rule 13d-1(b) or 13d-2(b)            Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:           500,000 shares
     (b)       Percent of Class:                    Less than 1%
     (c)       Number of Shares as to which
               such person has:
        (i) sole power to vote or to direct the vote            500,000
        (ii) shares power to vote or to direct the vote         0
        (iii) sole power to dispose or to direct the
              disposition of                                    500,000
        (iv) shared power to dispose or to direct the
               disposition of                                   0

Item 5. Ownership of Five Percent or Less of a Class            X

Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:                 Not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent                  Not applicable

Item 8.  Identification and Classification of
         Members of the Group

        The group consists of James M. Cassidy, a natural person, and TPG Capital Corporation, a Delaware corporation of which James M. Cassidy is the controlling shareholder and director.

Item 9. Notice of Dissolution of Group:                   Not applicable

Item 10. Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   James M. Cassidy

January 10, 2000
----------------------------------------------------------------

                             Schedule 13G               Part 2, page 3


Item 1(a)      Name of Issuer:              International Internet, Inc.
                                            formerly Caprock Corporation

     (b)       Address of Issuer's Principal Executive Offices:

                                           6413 Congress Avenue, Suite 230
                                           Boca Raton, Florida 33487

Item 2(a)      Name of Person Filing:               TPG Capital Corporation

     (b)       Address of Principal Business or,
               if none, Residence:
                                                    1504 R Street, N.W.
                                                    Washington DC 20009

     (c)       Citizenship:                         Delaware corporation

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to
               Rule 13d-1(b) or 13d-2(b)            Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:              0 shares (1)
     (b)       Percent of Class:                       0%
     (c)       Number of Shares as to which
               such person has:
        (i) sole power to vote or to direct the vote         500,000
        (ii) shared power to vote or to direct the vote      0
        (iii) sole power to dispose or to direct the
               disposition of                                500,000
        (iv) shared power to dispose or to direct the
               disposition of                                0

(1) James M. Cassidy is the controlling shareholder and director of TPG Capital Corporation and is therefore deemed to be the beneficial owner of the shares of common stock held by it.

Item 5. Ownership of Five Percent or Less of a Class        X

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:                        Not applicable

Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security being
        Reported on By the Parent                           Not applicable

Item 8. Identification and Classification of Members of the Group

        The group consists of James M. Cassidy, a natural person, and TPG Capital Corporation, a Delaware corporation, of which James M. Cassidy is the controlling shareholder and director.

Item 9. Notice of Dissolution of Group:                   Not applicable

Item 10. Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              TPG CAPITAL CORPORATION

                              By  James M. Cassidy, Director

January 10, 2000